Integra Resources Announces Drill Hole IDM18-59 Intercepting 2.53 g/t AuEq (1.71 g/t Au and 69.03 g/t Ag) Over 109.73 m in 260 m Step-Out Drill Hole at DeLamar

What you need to know:

• Drill hole IDM18-59 intercepted 2.53 g/t AuEq (1.71 g/t Au and 69.03 g/t Ag) over 109.73 m

• Drill hole IDM18-59 was collared 400 m from the limit of the current inferred resource boundary and over 260 m from the closest drill hole in the Sullivan Gulch area

• Drill hole IDM18-59 ended in mineralization with the last 20 m of the drill hole averaging more than 4 g/t AuEq (4.11 g/t AuEq over 21.34 m)

• Mineralization in drill hole IDM18-59 starts at a vertical depth of 275 meters, drilling is now testing for the up- dip extension of the mineralized zone and along strike

• Current drill program amended to prioritize expanding on this discovery at Sullivan Gulch and infilling the 260 m wide area between drill hole IDM18-59 and previous drilling

VANCOUVER, British Columbia, Jan. 10, 2019 -- Integra Resources Corp. (TSXV:ITR, OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce the results from recent drilling at the Company’s 100% owned DeLamar Gold-Silver Project, situated in southwest Idaho, USA, that continue to highlight mineralization well outside of the current inferred resource boundary limits. Step-out drill hole IDM18-59 in the area of Sullivan Gulch adds a further 260 meters (“m”) of strike potential in an area with no previous drilling, opening the zone for further potential resource expansion.

“Drilling at DeLamar continues to show the expansion potential on what is already a large mineral endowment. This is a big system and due to little exploration work ever taking place as a result of the DeLamar Mine being in operation during a period of depressed commodity prices, Integra has been consistently discovering new, large areas of mineralization within a stone’s throw of existing infrastructure,” commented Integra CEO and President, George Salamis.

“The case for future potential resource growth at the DeLamar Project is now stronger than ever given this 260-meter step-out drill hole that hits above average grades, in fact greater than 3 times the average grade of the maiden inferred resource estimate, over a width of 109 meters. This latest drill hole now extends the Sullivan Gulch total strike length by approximately 400 meters outside of the 2018 inferred resource estimate boundary. We are particularly excited by drill hole IDM18-59 as it completely opens up the southeastern strike extension at Sullivan Gulch given that it was collared approximately 260 meters from the closest drill hole. Equally as significant, the intercept bottomed in gold-silver mineralization with a 20-meter run of over 4 grams per tonne gold equivalent, indicating that the zone is potentially thicker than demonstrated by this +100 meter wide intercept.”

DeLamar Deposit: Sullivan Gulch Zone Drill Results Summary

This latest round of drill assays from Sullivan Gulch represents results from two drill holes located to the south of drill results previously disclosed in September, 2018. To view the previous news releases outlining Sullivan Gulch drill results, please click on the following links:

https://integraresources.com/site/assets/files/2580/18-09-18-integra-extends-sullivan-gulch.pdf
https://integraresources.com/site/assets/files/2574/2018-06-25-nr-itr-r3gsz2.pdf
https://integraresources.com/site/assets/files/2568/2018-05-10-nr-itr-ptug69.pdf

The following table highlights selected intercepts from drill holes IDM18-59 and IDM18-70, and for comparative purposes, a number of drill holes to the north.

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au	g/t Ag	(2) g/t AuEq
IDM18-59 Including	338.33 426.72	448.06 448.06	109.73 21.34	1.71 1.93	69.03 185.24	2.53 4.11
IDM18-70	210.31 321.56 368.81 434.34	219.46 323.09 385.57 451.10	9.15 1.53 16.76 16.76	0.51 4.30 0.71 0.75	136.92 23.07 4.96 53.55	2.12 4.57 0.77 1.38
IDM18-7 (previously disclosed)	184.40	335.28	150.88	0.63	48.59	1.20

IDM18-11 (previously disclosed)	68.58	266.70	198.12	0.64	93.63	1.74
IDM18-14 (previously disclosed)	175.26	396.24	220.98	1.25	77.19	2.16
IDM18-52 (previously disclosed)	200.86	396.85	195.99	0.97	30.46	1.33

1. Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

To view a long-section of Sullivan Gulch please click the following link:

https://www.integraresources.com/site/assets/files/2572/sullivan_gulch-_long_section_looking_east_vfinal_-_no_b.pdf

To view a cross-section of drill hole IDM18-59 please click the following link:

https://www.integraresources.com/site/assets/files/2572/ir_sullivan_gulch_hole_59_002_-_option_2_vfinal.pdf

To view a plan view of the Sullivan Gulch area please click the following link:

https://www.integraresources.com/site/assets/files/2572/delamar_plotter_updated_-_jan_2019_vuse.pdf

The geology intersected in this hole is consistent with the geology intersected in other parts of Sullivan Gulch to the north. The mineralization is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are Miocene aged. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite).

Update on Current Drill Program and Ongoing Resource Estimation Work

Given these recent results, the Company has elected to defer drilling planned for other areas of DeLamar in order to immediately focus on Sullivan Gulch infill and step-out drilling, with the goal of driving further 2019 resource expansion. Management finds it prudent to delay the commencement of the resource estimate update from Q1 2019 to Q2 2019 to allow further drilling in Sullivan Gulch. The amended drill plan is designed to test more of this highly prospective zone, with the goal of potentially including these future drill results in the next resource estimate update and subsequent Preliminary Economic Assessment (“PEA”).

The current drill program at Sullivan Gulch is designed to incrementally enlarge the gold-silver resource on-strike and to confirm the continuity of the zone between IDM18-59 and neighboring drill holes to the northwest. The short adjournment of the resource study will allow the result from IDM18-059, and any other infill and step-out drilling to be conducted in January and February, to be included in the 2019 resource estimate update on the DeLamar Project. This resource update will form the basis of the 2019 PEA, now scheduled for H2 2019.

Henrietta and Town Road Drill Results Summary

In addition to the successful drilling at Sullivan Gulch, the Company has been actively exploring other zones within the DeLamar Deposit, including the Henrietta and Town Road targets. Today’s results highlight strong opportunity for future resource expansion across multiple zones of the DeLamar Deposit.

A new high-grade silver-gold zone was discovered at the Henrietta Target as announced on October 10th, 2018. To view the news release, please click the following link:

https://integraresources.com/site/assets/files/2582/2018-10-10_nr_itr_flq8zlua.pdf

Today’s drill results from drill hole IDM18-067 are situated 320 m to the northeast of the Henrietta high grade discovery hole IDM18-066. Drill hole IDM18-067 completes a fence of 3 holes on a section at Henrietta that is now 340 m wide, and open to further drill testing to the northwest and southeast.

The following table highlights selected intercepts from this tranche of drill results:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au	g/t Ag	(2) g/t AuEq
IDM18-063 Town Road	0.00	21.34	21.34	0.91	2.31	0.94
IDM18-067 Henrietta	83.82	109.73	25.91	0.51	27.15	0.83

1. Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

As drilling to date at Henrietta has highlighted a wide zone of low-grade mineralization that is open to the west and east, further drilling will be conducted in this area in 2019.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources Corp. is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 21,000 meters drilled. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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